Mail Stop 4561

December 23, 2009

Sujit Sircar
Chief Financial Officer
iGATE Corporation
6528 Kaiser Drive
Fremont, CA 94555

      Re: **iGATE Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Form 8-K Filed October 1, 2008
               File No. 000-21755

Dear Mr. Sircar:

      We have reviewed your response letter dated December 11, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 9, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Part III (as incorporated by reference from definitive proxy filed March 13, 2009)

Executive Compensation

Compensation Discussion and Analysis

Annual Bonuses for Executive Officers, page 14

1.   We refer to your response to our prior comment 3 and note that you did not conduct or provide us with a legal analysis as to why the disclosure of actual targets with respect to quantitative performance-related factors would put you at a substantial competitive disadvantage. To the extent that you do not provide

disclosure of targets in future filings, you should undertake a legal analysis setting forth the reasons why you believe you would suffer competitive harm as a result of the disclosure of the actual targets used to determine the executive compensation of your named executive officers. See Instruction 4 to Item 402(b) of Regulation S-K. For additional guidance, see Executive Compensation Disclosure: Observations on Year Two and a Look Forward to the Changing Landscape for 2009 by John W. White (Oct. 21, 2008), available on our website at http://www.sec.gov/news/speech/2008/spch102108jww.htm.

Form 8-K Filed October 1, 2008

2.   Your response to prior comment number 6 indicates that performing the significance tests as of September 30, 2008 was more appropriate than performing the tests as of December 31, 2007. It is unclear to us how you have concluded that performing the tests as of September 30, 2008 was more appropriate considering that Rule 1-02(w) of Regulation S-X requires that the tests be performed as of December 31, 2007. Based on the significance of the disposition to your income from continuing operations before income taxes for the year ended December 31, 2007, pro forma financial statements were required to be filed. Please amend your Form 8-K to provide the pro forma financial statements required by Item 9.01(b) of Form 8-K and Article 11 of Regulation S-X.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202) 551-3105 or Barbara C. Jacobs, Assistant Director at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief